PORTALS FOR AGREEMENT

Form C

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Cover Page

Name of issuer
Participant Assistive Products

Legal status of issuer:
- Form: Other
- Other (specify): Public Benefit Corporation
- Jurisdiction of Incorporation/Organization: CA
- Date of organization: 3/30/2016

Physical address of issuer
2998 California Street Apt 46
San Francisco CA 94115

Website of issuer:
http://www.participant.life

Name of intermediary through which the offering will be conducted
Wefunder Portal LLC

CIK number of intermediary
0008676254

SEC file number of intermediary
007-00031

CRD number, if applicable, of intermediary
283500

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering.

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

No

Type of security offered:
- [ ] Common Stock
- [ ] Preferred Stock
- [ ] Debt
- [x] Other

If Other, describe the security offered

Target number of securities to be offered:
150,000

Price:
$1.000000

Method for determining price:
Pro-rated portion of the total principal value of $150,000; interests will be sold in increments of $1.

Target offering amount:
$150,000.00

Oversubscriptions accepted:
- [x] Yes
- [ ] No

If yes, disclose how oversubscriptions will be allocated:
- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [ ] Other

If other, describe how oversubscriptions will be allocated:
As determined by the issuer

Maximum offering amount (if different from target offering amount):
$450,000.00

Deadline to reach the target offering amount:
1/26/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$24,679.00	$0.00
Cash & Cash Equivalents	$24,679.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$10,344.00	$0.00
Long-term Debt	$20,500.00	$0.00
Revenues/Sales	$4,780.00	$0.00
Cost of Goods Sold	$3,109.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($15,531.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:
AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, FV

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:
Participant Assistive Products

COMPANY ELIGIBILITY

2. [x] Check this box to certify that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
- [ ] Yes [x] No

DIRECTORS OF THE COMPANY

4. Provide the following information about directors (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
David Cohen	Occupational Therapist / Entrepreneur	Participant Assistive Products	2016
George (Keoke) King	Entrepreneur	Participant Assistive Products	2013
Wayne Hanson	Executive Director	ROC Wheels	2005

For three years of business experience, refer to Appendix D: Director & Officer Work History

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Position Held	Year Joined
David Cohen	Secretary	2018
David Cohen	Chief Clinical Officer	2016
George (Keoke) King	President	2018
George (Keoke) King	CEO	2016
Telayn Hanson	Treasurer	2018
Ryota Yamada	CFO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ryota Yamada	1880000.0 Common Stock	30.0
David Cohen	1880000.0 Common Stock	40.0
George (Keoke) King	5240000.0 Common Stock	30.0

INSTRUCTION TO QUESTION 6: The above information must be presented as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control -- as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A: Business Description & Plan

INSTRUCTIONS TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to this Form C in PDF format. The information will include all Q&A items and "markers" links to an uploaded format. All videos will be transcribed.

The reason that any information provided in your Wefunder profile will be provided in the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions to your profile under the Securities Act of 1933, which requires you to provide material information relevant to your business and anticipated business plan. Please revise your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky.

The Company is an early stage company incorporated in March 2016. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors impacting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of resources, and competition. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The Company will continue its research and development activities for its initial product and begin its production operations. Though development is planned and budgeted based on experience, there is a risk that the initial product financing is not sufficient to establish that the initial product line is financially stable, in which case additional financing will be required. If the Company is successful, the Company will primarily have to obtain further additional capital beyond this financing round to expand inventory and distribution reach. As such, it is absolutely certain that the Company will require additional financing to allow the Company to ensure future capital will depend on many factors, including continued expansion in product success, the cost of manufacturing and production, market requirements, advertising costs and fluctuations in raw material prices.

Participant is committed to offering a safe, effective, durable, and affordable products. Achieving these design goals is notoriously difficult. Though our first product, Product I, is showing excellent potential and we have vast experience in this product category, we may encounter substantial delays in solving design problems, in organizing trials, solving problems related to production of mass manufacture, or other supply chain problems, which would cause a delay of revenue.

Expanding our international presence is an important aspect of our plans for growth. With those efforts come potential costs and risks that could impact our business success. We may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulation applicable to our business, protecting our intellectual property rights, and navigating foreign tax laws that could be financially detrimental. We may not be able to meet our goals for international expansion.

Participant is subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cost shortages, limitations with respect to personnel, financial and other resources, lack of significant revenue and the risk that we will not achieve our growth objectives. If sales revenue from any product is insufficient, or we are unable to develop and commercialize any of our potential product candidates, or if our product development is delayed, we may reach a bridge loan.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. Though we will carry Key Person Insurance, there can be no assurance that we will be successful in attracting and retaining other personnel required to successfully grow our business. Insurance payout may need to be used to cover obligations to investors.

Ryota Yamada is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Wayne Hanson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

In regards to user safety, wheelchairs are in the lowest risk category, a Class I medical device according to the FDA, and may be approved before sales. The team has extensive experience in achieving FDA and other regulatory body approval, however, regulatory processes are a serious hurdle in the progress toward sales of our product candidate. Participant currently has only one product candidate, which is still in development, and we have not obtained authorization from the FDA to commercially distribute the device in the United States, or a CE Mark for commercial distribution in the European Union. The regulatory framework is lower income countries typically follows FDA or CE standards, but may require time consuming registration before market entry. A delay of approval or registration in a market will delay revenue from that market and may adversely impact Participant's financial performance.

Though planned and budgeted, the process of obtaining regulatory authorization is expensive and time consuming and can vary substantially based upon, among other things, the type, complexity and novelty of the product, and the regulatory framework of the market concerned. Changes in regulatory policy, the enactment of additional regulations, or changes in regulatory review for each submitted product application may cause delays in the authorization of a product candidate or rejection of a regulatory application altogether. Participant is very active in standards committees and bodies which contribute to regulatory developments. As newer income country markets are evolving quickly, changes are common. These changes may result in new openings or closing of some markets. This will continue impact. Participant's revenue and financial performance.

For Product I, in lower income countries, there is limited market awareness of the product category, supportive pediatric wheelchairs/strollers. The market education job is shared with many NGOs and multilateral actors, such as the World Health Organization. Buyer's ability to discriminate between low and high quality products, as well as overall demand, is related to the effectiveness of the market education activity. A slower than anticipated advancement in product category awareness will have a negative impact on Participant's financial performance, especially during and after Year 1 when sales growth is expected.

For Product I, the product category of the intended area asset is not strongly contested. If a competitor were to enter the market, this may significantly impact our growth and resulting revenue.

To become an attractive addition to distributor's catalogs, Participant need to

The Offering

USE OF FUNDS

Q: What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from this Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from the Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If no Sell:	**$90,000**
Use of Proceeds	80% towards tooling for mass production; 5% towards regulatory filings, 5% towards Research and Development; 5% to founder salaries; 5% towards marketing and advertising; 5% towards Wefunder fees

If no Sell:	**$490,000**
Use of Proceeds	80% towards tooling for mass production; 7% towards regulatory filings; 5% towards Research and Development; 4% to founder salaries; 85%; towards marketing and advertising; 5% towards Wefunder fees

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Company, including how the Company will complete an investor's transaction and deliver securities to the investor.

1. **Investor Commitment.** The investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the investor will also execute an Investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. **Acceptance of the Investment.** If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor's email, and is also available for download on the "My Investments" screen.
3. **Investor Transfer of Funds.** Upon receiving confirmation that an investment has been accepted, the investor will be responsible for transferring funds from a source that is acceptable by Wefunder into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. **Progress of the Offering.** The investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. **Closing (limited) Deadline.** Unless we meet the target offering amount early, investor funds will be transferred from the escrow account to the Company on the deadline date described in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. **Early Closings.** If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will individualize the offering period, and at least five (5) days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. **Book Entry.** Investments may be in book entry form. This means that the investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each investors "My Investments" screen. The investor will also be emailed the investment agreement. The investment agreement will also be available on the "My Investments" screen at the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An investor's right to cancel. An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Company, the investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within the business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the investor will receive, and refund the investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors have initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is the amount invested by the investor. The company will use 6% of its gross revenues to pay back principal on the notes. Each note will be paid back based on its pro rata share of all notes issued in this offering. The company will make interest payments to the investor quarterly. The company may prepay principal and interest at any time. The company will continue payments until investors have received 1.5x their principal investment (the repayment amount) provided however that at any time the company may defer up to 1 such payments upon notice to the Lender.

Investors who hold the first $50,000.00 of the fundraise will receive 1.75x their principal.

Upon the occurrence of an event of default (as defined in each note), all unpaid principal, accrued interest and other amounts owing will automatically be immediately due, payable and collectible by the company pursuant to applicable law.

The notes do not provide investors with any voting rights in the company.

See exact security attached as Appendix B: Investor Contracts.

14. Do the securities offered have voting rights?
- [ ] Yes
- [x] No

15. Are there any limitations on any voting or other rights identified above?
- [x] Yes: No Voting Rights
- [ ] No

16. How may the terms of the securities being offered be modified?

Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Repayment Amounts of all Notes.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:
1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10000000	5000000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority in interest of voting rights in the Company could limit the Investor's rights or in several ways not clearly listed. Investors could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to investors.

Based on the risk that the company may never realize revenues or have a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below in Question 20.

19. Are there any differences not indicated above between the securities being offered and each other class of security of the issuer?

None.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority in interest of voting rights in the Company, the controllers may make decisions with which the investor disagrees, or that negatively affect the interests of the investor, and the investor will have no recourse to change those decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the investor.

For example, the controllers may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out one or more of the investors. The controllers may make decisions that affect the Company in ways that are unfavorable to you. Further, the controllers may change officers and hire relatives. Other holders of securities of the Company may also have access to more information than the investor, leaving the investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The controllers have the right to redeem their securities at any time. Noteholders could decide to force the Company to redeem their securities at a time that is not favorable to the investor and is damaging to the Company. Investors will may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected.

Based on the risks described above, the Investor could lose all or part of his or her investment in making a voting investment, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any...

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer.

Loan	
Lender	Various Angel Investors
Issue date	09/28/19
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 09/19/19
Current with payments	Yes

Revenue Share with 1.5x repayment multiple. Includes pro discount on future equity, also known as a Participation Right.

INSTRUCTION TO QUESTION 24: Include the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption Other	Security Type	Amount Sold	Use of Proceeds
12/2018	Other	Common stock	$20,750	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☒ Yes
☐ No

For each transaction ask the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	George Reabe King
Amount invested	$20,750.00
Transaction type	Priced round
Issue date	12/2018
Relationship	Founder

Owner's investment - George Reabe King

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (4) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☒ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make affordable assistive products, starting with a groundbreaking supportive wheelchair for children with Cerebral Palsy and similar conditions. Our product roadmap follows the World Health Organization's list of 50 Priority Products that is being used by many countries to guide their national insurance. Our products are durable, affordable, and high quality. Our mission is to increase the participation of people with disabilities in society.

In 5 yrs we hope for: 500,000 people served, a $50m valuation, 20 products, and $7m in profits. We hope to be a certified B-Corp with 25 employees and offices in Colombia, USA, Thailand, Indonesia, Jordan, Kenya, Nigeria, India. We will have launched our 'factory in a box' which will be capable of producing our products to serve local demand with 3D printing. We will be a preferred source of disability products for UNICEF, ICRC, USAID, and many lower income country health systems.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Participant Assistive Products was incorporated in the State of California in March 2018.

Since then, we have:

- Strong team - 100 years of industry experience, 150 wheelchairs developed, has successfully sold over 100,000 units
- Strong team - 100 years of industry experience, 150 wheelchairs developed, has successfully sold, and 400,000+ units sold
- Customers believe - Letters of Intent to buy over 2500 units per year
- Strategic manufacturing partnership - with Nissin Japan, the second largest wheelchair company in Japan
- Product fills a gap - in the market and there are few competitors in this medical market niche
- Field trials demonstrate effectiveness - one complete, one in progress, and 17 booked
- Straightforward approvals - Product is on FDA Class I medical device, which we have completed many times
- A lasting company - our intent is a solution on the scale of the need that stays on track, guided by our Benefit Corporation status

Historical Results of Operations

Our company was organized in March 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $4,150. Our gross margin was 27.75%.
- *Assets.* As of December 31, 2018, the Company had total assets of $24,674, including $24,674 in cash.
- *Net Loss.* The Company has had net losses of $13,601 for 2018.
- *Liabilities.* The Company's liabilities totaled $40,264 for 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $200,000 in debt and $20,750 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 14 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Participant Assistive Products cash in hand is $186,824, as of September 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,000/month, for an average burn rate of $3,000 per month. Our intent is to be profitable in 24 months.

Since the date our financial cover, we have raised $200,000 from angel investors on a Revenue Share instrument. We started regular compensation for one founder and one regular contractor. We purchased a 3D printer ($7,000) and several prototypes of Product1. We need $100,000 in order to achieve mass production, get FDA approval, do a few marketing trips and advertising campaigns, etc.

We have access to additional investment from founders. We expect revenues from Product to begin in 5-6 months. We will begin monthly compensation for one additional founder.

Assuming we start mass prod in February and run the marketing plan, we will spend all of this raise by August. Assuming we set actually renting, then we will be OK to run indefinitely at a minimal level. To grow, we would need to raise again.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Refer to **Appendix C, Financial Statements**

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
    ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No
    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging in or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
    ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No
    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:
        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
        B. engaging in the business of securities, insurance or banking? ☐ Yes ☒ No
        C. engaging in savings association or credit union activities? ☐ Yes ☒ No
    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct entered within the ten-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15(b)(4) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No
    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No
    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No
    ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☒ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency described in Section 3(a)(39) of the Exchange Act that constitutes a final disposition or action by that federal or state agency. No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in
<u>Appendix A: Business Description & Plan</u>.

INSTRUCTIONS TO QUESTION 39: If information represented to investors in a format, media, or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcription or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.participant.life/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 500 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Participant Assistive Products Rev Share
    Participant Assistive Products Rev Share Early Bird

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    David Calver
    George (Kooke) King
    Ryota Yamada
    Wayne Hanson

Appendix E: Supporting Documents

Add new Form C amendment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Participant Assistive Products Rev Share
    Participant Assistive Products Rev Share Early Bird

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    David Calver
    George (Kooke) King
    Ryota Yamada
    Wayne Hanson

    Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Participant Assistive Products

By
Keoke King
CEO, President, Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Wayne H. Hanson
Co-Founder
9/26/2019

Ryota Yamada
CFO
9/25/2019

David Edward Calver
Chief Clinical Officer/ Co-Founder
9/25/2019

Keoke King
CEO, President, Co-Founder
9/25/2019

Invite Others to Sign

Ryota Yamada [(email)participant.life]   (Invite)

Wayne Hanson [(wayne@participant.life)]   (Invite)

(INVITE ANOTHER PERSON TO SIGN)

This Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.